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                                                                EXHIBIT 12

     THE BURLINGTON NORTHERN AND SANTA FE RAILWAY COMPANY AND SUBSIDIARIES
              COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                     (IN MILLIONS, EXCEPT RATIO AMOUNTS)
                                 (UNAUDITED)

                                            Three Months Ended
                                                 March 31,
                                               1997     1996
                                              -------  -------
Earnings:

  Pre-tax income                              $   301  $   362

  Add:
    Interest and fixed charges,
      excluding capitalized interest               26       23

    Portion of rent under long-term
      operating leases representative
      of an interest factor                        53       49

    Amortization of capitalized interest            1        1

  Less:  Undistributed equity in earnings
           of investments accounted for
           under the equity method                  6        3
                                              -------  -------

  Total earnings available for fixed charges  $   375  $   432
                                              =======  =======

Fixed charges:

  Interest and fixed charges                  $    29  $    25

  Portion of rent under long-term operating
    leases representative of an interest
    factor                                         53       49
                                              -------  -------

  Total fixed charges                         $    82  $    74
                                              =======  =======

Ratio of earnings to fixed charges              4.57x    5.84x

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